July 2, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
                 Mark Brunhofer, Senior Staff Accountant

Re:	Genzyme Corporation
Additional Telephone Inquiry on June 14, 2007 Regarding May 10, 2007 Response to Comment Letter Dated April 19, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 0-14680

Gentlemen:

On May 10, 2007, Genzyme Corporation (“we,” “us,” or “our”) responded to the April 19, 2007 comment letter we received from the staff of the U.S. Securities Exchange Commission (the “Staff”).  On June 14, 2007, we participated in a telephonic conversation with the Staff during which the Staff provided additional comments on our response to their April 19, 2007 comments about our product sales allowances disclosures.  This letter sets forth our responses to the additional comments received during the telephonic conversation held on June 14, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, page F-11

1.              Although you discuss numerous estimates and the nature of the uncertainties underlying these estimates, you do not appear to discuss or quantify the related variability in operating results that you expect to be reasonably likely to occur.  For each of your identified critical accounting policies and estimates please provide us in a disclosure-type format revised disclosure that:

•                  quantifies the changes in your estimates that you recorded during each of the periods covered in your filing; and

•                  quantifies the expected reasonably likely variability of your estimates as of the latest balance sheet date presented in your filing.

Genzyme’s Initial Response:  In Exhibit A to our response letter dated May 10, 2007, we provided additional disclosures regarding our critical accounting estimates for revenue recognition and income taxes.

Additional telephonic comments received June 14, 2007:  The Staff has reviewed the additional disclosures provided in our response letter dated May 10, 2007 and Exhibit A thereto and issued the following additional comments during a telephonic conversation held on June 14, 2007:

(1)          Telephonic Comment:  In Exhibit A to our response letter dated May 10, 2007, the Staff noted that under the caption “Revenue Recognition - Product Sales Allowances,” we indicated that a 1% change in our total provision for product sales allowances that we recognized would have an impact of approximately $9 million on our consolidated income in Q1 2007, and an impact of approximately $32 million on our consolidated income for the year ended December 31, 2006.  The Staff indicated that although this disclosure was helpful, a reader of the financial statements could make that same calculation and asked that we enhance our response to this comment, in disclosure-type format, by addressing the variability of a change in any of these estimates.

Genzyme’s Response:   In response to the Staff’s telephonic comment, we have modified Exhibit A to this letter to provide additional language to describe the factors affecting the determination of our product sales allowances and the likelihood that a change in any of these estimates may occur.

(2)          Telephonic Comment: In Exhibit A to our response letter dated May 10, 2007, under the caption “Revenue Recognition — Product Sales Allowances,” we also provided a table summarizing our product sales allowances by three categories — contractual adjustments, discounts and sales returns.  The Staff acknowledged the addition of this table to our disclosure but asked that we provide, in disclosure-type format, the reasons for the increase in the reserve for contractual adjustments and discounts and the decrease in the sales return reserve amounts provided for Q1 2007 versus Q1 2006.

Genzyme’s Response:  In response to the Staff’s telephonic comment we have modified Exhibit A to this letter to include additional language explaining the increase in both our contractual adjustments and discounts and decrease in our sales returns reserves for Q1 2007, as compared to Q1 2006.

To facilitate the Staff’s review, in Exhibit A to this letter, we have blacklined all changes made in response to the telephonic conversation on June 14, 2007.

Please do not hesitate to call me at 617-768-6403 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael S. Wyzga
Michael S. Wyzga
Executive Vice President, Finance, Chief Financial Officer and Chief Accounting Officer

EXHIBIT A

We propose that the following blacklined revisions be incorporated into the disclosures related to our critical accounting estimates for revenue recognition beginning with our Form 10-Q for the quarterly period ending June 30, 2007:

Revenue Recognition

Product Sales

The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. A significant portion of our products are sold at least in part through wholesalers and specialty distributors, along with direct sales to hospitals, homecare providers, government agencies and physicians. Consequently, our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of our major distributors and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions or other factors.  Inventory in the distribution channel consists of inventory held by wholesalers and specialty distributors, who are our customers, and inventory held by their retail customers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in channel inventories. Significant increases in wholesaler or retail inventories could result in reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in the distribution channel. For most product lines, we receive data on sales and inventory levels directly from our primary customers. For key product lines in our Therapeutics and Renal areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit the amount of Therapeutics and Renal inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to limit the amounts of inventory they carry and provide ongoing reports to verify distributor inventory levels and sales data.

Product Sales Allowances

Sales of many biotechnology products in the United States are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. We and other biotechnology companies in the U.S. market are also required to provide statutorily defined rebates and discounts to various U.S. government agencies in order to participate in the Medicaid program and other government-funded programs. In most international markets, we operate in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. The sensitivity of our estimates can vary by program, type of customer and geographic location. Estimates associated with Medicaid and other government allowances may become subject to adjustment in a subsequent period due to the time delay between the recording of the accrual and its ultimate settlement.

We record product sales net of the following significant categories of product sales allowances:

•                  Contractual adjustments—We offer chargebacks and contractual discounts and rebates, which we collectively refer to as contractual adjustments, to certain private institutions and various government agencies in both the United States and international markets. We record chargebacks and contractual discounts as allowances against accounts receivable in our consolidated balance sheets. We account for rebates by establishing an accrual for the amounts payable by us to these agencies and institutions, which is included in accrued liabilities in our consolidated balance sheets. We estimate the allowances and accruals for our contractual adjustments based on historical experience and current contract prices, using both internal data as well as information obtained from external sources, such as independent market research agencies and data from wholesalers. We continually monitor the adequacy of these estimates and adjust the allowances and accruals periodically throughout each quarter to reflect our actual experience. In evaluating these allowances and accruals, we consider several factors, including significant changes in the sales performance of our products subject to contractual adjustments, inventory in the distribution channel, changes in U.S. and foreign healthcare legislation impacting rebate or allowance rates, changes in contractual discount rates and the estimated lag time between a sale and payment of the corresponding rebate;

•                  Discounts—In some countries, we offer cash discounts for certain products as an incentive for prompt payment, which are generally a stated percentage off the sales price. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience; and

•                  Sales returns—We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on the returns policies for our individual products and our experience of returns for each of our products. If the history of product returns changes, the reserve is adjusted appropriately. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category.

Our provisions for product sales allowances reduced gross product sales as follows (amounts in thousands):

	Three Months Ended
	March 31,
	2007	2006
Product sales allowances:
Contractual adjustments	$55,864	$44,360
Discounts	33,345	24,805
Sales returns	1,717	4,393
Total product sales allowances	$90,926	$73,558

Total gross product sales	$889,116	$730,893

Product sales allowances as a percent of total gross product sales	10%	10%

Product sales allowances for contractual adjustments and discounts increased for the three months ended March 31, 2007, as compared to the same period of 2006, primarily due to an increase in overall gross product sales rather than a change in rate or mix.  The decline in product sales allowances for sales returns for the three months ended March 31, 2007, as compared to the same period of 2006, is attributable to a reduction in certain sales return rates based on our more recent experience with an acquired product and the renegotiation of certain customer contracts which eliminate the right of product return.

Total estimated product sales allowance reserves and accruals in our consolidated balance sheet increased to approximately $145 million as of March 31, 2007, as compared to approximately $129 million as of December 31, 2006, primarily due to increased product sales. Our actual results have not differed materially from amounts recorded. The variation has been less than 0.5% of total product sales for each of the last three years. ~~However, if our historical trends are not indicative of the future, our actual product sales are materially different from projected amounts, or if our estimates prove to be materially different than actual occurrence, our results could be affected.  To illustrate our sensitivity to changes in the product sales allowances and accruals process, a 1% change in the total provision for product sales allowances we recognized would have an approximately $9 million effect on our consolidated income before taxes for the three months ended March 31, 2007, as compared to an approximately $32 million effect on our consolidated loss before taxes for the year ended December 31, 2006.~~

Distributor Fees

EITF Issue No. 01-09, “Accounting for Consideration given by a Vendor to a Customer (including a

Reseller of a Vendor’s Products)” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. We include such fees in contractual adjustments, which are recorded as a reduction to product sales. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•                  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•                  the vendor can reasonably estimate the fair value of the benefit received.

We record fees paid to our distributors for services as a charge to selling, general and administrative expenses, or SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A (amounts in thousands):

	Three Months Ended
	March 31,
	2007	2006
Distributor fees:
Included in contractual adjustments and recorded as a reduction to product sales	$3,092	$2,188
Charged to SG&A	2,976	2,546
Total distributor fees	$6,068	$4,734